RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775)996-0287

servicesreliant@gmail.com

October 4, 2016

Ms. Jennifer Lopez

United States Securities and Exchange Commission

Washington D.C. 20549-4631

Re:	Reliant Service Inc.
Amendment No. 7 to Registration Statement on Form S-1 Filed September 28, 2016 File No. 333-208934

Dear Ms. Lopez,

This letter shall serve as the request of Reliant Service Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced Registration Statement to Thursday, October 6, 2016, 4:30PM EST, or the soonest practicable date thereafter.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stanislav Augustin

Stanislav Augustin

President & Director